FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 10, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 10, 2004                                        By: Lorraine Day
                                                             ------------------
                                                             Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

08 June 2004


                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 430,000 of it's Ordinary shares of 25 pence each ("shares") on 8 June 2004 at a price of 1147.16 pence per share. The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 19,649,000 of it's shares in Treasury and has 5,913,906,493 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


      Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 45,517 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991 on 1 May 2003. The Trustees also transferred 11,276 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991 on 30 June 2003, 46,460 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991 on 5 September 2003, 4,382 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan on 2 December 2003 and 626 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991 on 5 April 2004.


The Company was advised of these transactions on 8 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
9 June 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


8 June 2004                   Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 3,171 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.


The Company was advised of these transactions on 9 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
9 June 2004